October 6, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Abby Adams
Celeste Murphy
Kevin Vaughn
Li Xiao

Re:	Polyrizon Ltd.
Registration Statement on Form F-1
Filed August 10, 2022
File No. 333-266745

Ladies and Gentlemen

On behalf of Polyrizon Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated August 17, 2022, relating to the above referenced Registration Statement on Form F-1 (CIK No. 0001893645) filed by the Company on August 10, 2022 (the “Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR amendment number 1 to the Registration Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via email a copy of this letter and Amendment No. 1 marked to indicate changes from the Registration Statement.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 1.

Registration Statement on Form F-1 filed August 10, 2022

Recent Developments

SciSparc Collaboration, page 3

1.

Please ensure that your discussion of the SciSparc collaboration agreement includes a complete description of each parties' rights and obligations under the agreement. Specifically, but without limitation, please revise the description to note:

● the duration of the agreement and the royalty term;

● the termination provisions;

● the amount of any up-front or executions payments received or paid; and

● the aggregate amounts paid or received to date under the agreement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 3 of Amendment No. 1 to include descriptions of the duration of the collaboration, royalty terms and termination provisions for the SciSparc collaboration agreement. The Company hereby advises the Staff that to date, that no payments have been made pursuant to the collaboration.

Recent Developments

NurExone Collaboration, page 3

2.

Please ensure that your discussion of the NurExone collaboration agreement includes a complete description of each parties' rights and obligations under the agreement. Specifically, but without limitation, please revise the description to note:

● the duration of the agreement and the royalty term;

● the termination provisions;

● the amount of any up-front or executions payments received or paid;

● the aggregate amounts paid or received to date under the agreement; and

● the royalty rate or royalty range.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 3 of Amendment No. 1 to include descriptions of the duration of the collaboration, royalty terms, the amount of payments received to date and termination provisions for the NurExone collaboration agreement.

The Offering, page 9

3.	We note that you updated the terms of the warrants to be issued as part of the offering units, which now include a number of features such as reset price and additional warrants. Please tell us your planned accounting for these warrants and provide us with your analysis, including discussions under ASC 815-40, to support your planned accounting treatment. Please update the related presentation in your capitalization table if necessary.

Response: In response to the Staff’s comment, the Company hereby advises the Staff that it has come to an agreement with the underwriters to revise the terms of the warrants to be issued as part of the offering units to delete the provision providing for additional warrants. Considering the revised terms of the warrants, and given that the reset price feature provides for an adjustment to the warrant settlement amount that is based on the Company's share price (i.e. the adjustment is based on inputs to the fair value of a fixed-for-fixed forward or option on equity shares), the Company has determined, in accordance with ASC 815-40-15-7D, that the reset price feature would not preclude equity classification and consequently the warrants should be classified as equity. The Capitalization table on page 62 of Amendment No. 1 has been revised accordingly. The Company has also revised the description of the warrants ”Description of Securities we are Offering” on page 130-131 of Amendment No. 1. In addition, the Company has included the revised warrant as exhibit 4.1 to Amendment No. 1.

Use of Proceeds, page 60

4.	We note your statement here that you believe that your existing cash and cash equivalents will be sufficient to enable you to fund your operating expenses and capital expenditure requirements through June 2022. Please update this estimate.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 60 and 70 of Amendment No. 1 to clarify that its existing cash and cash equivalents will be sufficient to fund its operating expenses and capital expenditure requirements through mid-December 2022, and that it expects to receive additional funding from the 2022 SAFEs, after which its cash and cash equivalents would be sufficient to fund its projected cash needs until April 2023.

U.S. Federal Income Tax Considerations, page 138

5.	We note your revisions in response to previous comment 3 and re-issue the comment in part. Please revise your statement on page 52 to state, if true, that no definitive determination has been made with respect to PFIC status for the taxable year 2021. To the extent that you have not yet made a definitive determination with respect to PFIC status for taxable year 2021, please revise your disclosure to explain the uncertainties or complications regarding your income, valuation of assets and/or the market value of your Equity Securities that are causing a delay in reaching a definitive determination. Please also provide an estimate of when a definitive determination will be made or explain why you are unable to provide such an estimate. Given the potential for material adverse U.S. federal income tax consequences as a result of PFIC status, it is important that investors are able to understand your PFIC status and to evaluate the specific risks and uncertainties surrounding a PFIC determination.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 52 and 140 of Amendment No. 1 to clarify that following additional consideration of the relevant factors, based on the projected composition of its income and valuation of its assets, the Company does not expect to be a PFIC for 2021, and does not expect to become a PFIC in the future.

Please contact me at +1 312 372 2000 if you have any questions or require any additional information in connection with this letter or the Company’s submission of the Registration Statement.

Sincerely,

/s/ David Huberman

cc: Tomer Izraeli, Chief Executive Officer

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